  Exhibit 99.1
AMEX “REX”
TSX “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES SECOND QUARTER RESULTS

EDMONTON, ALBERTA – August 14, 2007– ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumours, today announced its financial and operational results for the three and six-month periods ended June 30, 2007.

“We have made significant progress from a corporate perspective since the Annual General Meeting in May. After a thorough review of all existing development programs, management has recommended to the Board of Directors a number of operational changes that we are now implementing. Specifically we have recruited Dr. Richard Ascione as acting Chief Scientific Officer, we have reached out to our existing Scientific Advisory Board to play a more active role in our development planning and we have reviewed our development expenditures to ensure they align with our existing resources and appropriately reflect the potential of each of our innovative platform technologies,” said Peter P. Smetek, Jr., Chairman and Chief Executive Officer of ViRexx Medical Corp. “As the second of two OvaRex® MAb Phase III clinical trials nears completion in the U.S. we have made the appropriate arrangements with our European partners and our regulatory advisors in Europe to ensure preparations are underway for the European filings for OvaRex® MAb to occur in a timely manner.”

Operational Update
•
The primary data analysis for the two identical Phase III trials of OvaRex® MAb for the treatment of late-stage ovarian cancer will occur after each trial, IMPACT I and IMPACT II have achieved the 118th relapse event.. The two trials, being conducted by ViRexx’s licensee, Unither Pharmaceuticals, Inc. (Unither), a subsidiary of United Therapeutics Corporation (NASDAQ: UTHR), enrolled a total of 362 patients. The primary endpoint for each trial is time-to-relapse comparing OvaRex® MAb to placebo. As of June 30, 2007, Unither reports that 128 relapse events have occurred in IMPACT I and 112 relapse events have occurred in IMPACT II. It is projected that IMPACT II, will reach the 118th relapse event in the second half of 2007.

•
ViRexx’ licensee, Unither, presented preliminary results from a 40 patient OvaRex® MAb Phase II trial at the American Society of Clinical Oncology Annual Meeting in June 2007. The Phase II trial was designed to study the use of OvaRex® MAb as an adjunct to platinum-based front line chemotherapy in the treatment of advanced ovarian cancer. .

•
ViRexx has completed the safety assessment of the Phase I trial for CHB-111 Vaccine. The trial enrolled and treated its target of 15 healthy volunteers with a single dose subcutaneous injection of the vaccine; no significant adverse events associated with the treatment were reported. As updated on July 25, 2007, on the advice of the Company’s Scientific Advisory Board the clinical development of CHB-111 has been suspended to allow the Company to test the original material created at ViRexx for efficacy prior to proceeding with further clinical development.

•
ViRexx is continuing to develop its Chimigen™ Vaccine technology for multiple disease applications including the treatment of Hepatitis C Virus (HCV) and Biodefense purposes. Specifically, two potential HCV candidates have been identified for further development.

•
ViRexx is currently reviewing the manufacturing processes in place for its Occlusin™ 50 Injection and Occlusin™ 500 Device candidates as announced on July 25, 2007. The Company has retained expert counsel that has experience with the Occlusin candidates for assistance in this regard.

Financial Highlights
(All amounts reported are in Canadian dollars unless otherwise stated)

The Company recorded a net loss for the three-month period ended June 30, 2007 of $3,187,594 or ($0.04) per share, as compared with a net loss of $3,326,002 or ($0.05) per share for the three-month period ended June 30, 2006. The Company reported a net loss for the six-month period ended June 30, 2007 of $6,111,621 or ($0.08) per share, as compared with $5,634,649 or ($0.08) per share, for the same period last year.

Research and development expenses for the three-month and six-month periods ended June 30, 2007, totalled $1,354,544 and $2,479,796 respectively, compared with $1,475,656 and $3,019,323 for the corresponding periods ended June 30, 2006. The difference in research and development expenses was due to a reduction of six full time research scientists as a result of the November 2006 restructuring announcement and reduced contract research as more of this activity is now performed in-house.

Corporate administrative expenses for the three-month period ended June 30, 2007 totaled $1,506,871 and $2,971,781 respectively, compared with $1,311,694 and $2,239,129 for the corresponding periods last year. The difference was mainly due to work performed and activities related to the proposed $15 million public offering. On April 7, 2007, management discontinued the public offering subsequent to the agreement reached with a group of shareholders of ViRexx that filed a Schedule 13D with the United States Securities and Exchange Commission.

At June 30, 2007, the Company’s cash and cash equivalents totalled $5,716,213 as compared with $10,742,191 at December 31, 2006. The Company believes it will be able to fund planned operations into the first quarter of 2008.  As previously disclosed on July 25, 2007, Management is currently pursuing a five year term debt financing in the amount of $11,000,000 (CAD) and is currently evaluating all future financing alternatives that would minimize further dilution to existing shareholders. The timing and required amount of funding requirements may vary depending on a number of factors including: the progress of the Company’s research programs, its ability to meet milestones and receipt of approvals from government regulators.  Monthly development expenses have also been reduced from $1.1 million to $642,000 allowing the company to continue to develop platforms for another nine months, with current cash on hand.

At June 30, 2007, the Company had 72,760,617 shares outstanding. The number of stock options and warrants outstanding at June 30, 2007 is 6,587,485 and 17,039,571 respectively and could generate proceeds of $28,881,776 if exercised.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Peter Smetek Chief Executive Officer and Chairman ViRexx Medical Corp. Tel: (780) 433-4411 ext. 279 Fax: (780) 436-0068 investor@virexx.com

Financial statements attached:

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheets
As at June 30, 2007
(expressed in Canadian dollars)

	June 30, 2007 $ (Unaudited)	December 31, 2006 $

Assets

Current assets
Cash	1,368,555	405,354
Short-term investments	4,347,658	10,336,837
Prepaid expenses and deposits	430,080	168,502
Other current assets	218,053	194,476

	6,364,346	11,105,169
Property and equipment	417,845	475,079
Acquired intellectual property	26,124,922	27,369,445

	32,907,113	38,949,693

Liabilities

Current liabilities
Accounts payable	226,015	412,441
Accrued liabilities	1,505,411	1,185,762

	1,731,426	1,598,203
Obligations under capital lease	2,566	5,351
Future income taxes	4,858,235	5,346,990

	6,592,227	6,950,544

Commitments and contingencies

Shareholders’ Equity

Common shares – no par value, unlimited shares authorized, 72,760,717 shares issued and outstanding	54,064,680	54,064,680
Contributed surplus	12,175,998	11,748,640
Deficit accumulated during development stage	(39,925,792)	(33,814,171)

	26,314,886	31,999,149

	32,907,113	38,949,693

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Accumulated Deficit
(Unaudited)
(expressed in Canadian dollars)

	Three-month period ended				Six-month period ended

	June 30, 2007 $		June 30, 2006 $		June 30, 2007 $		June 30, 2006 $

Revenue		-		-		-		-

Expenses
Corporate administration		1,506,871		1,311,694		2,971,781		2,239,129
Research and development		1,354,544		1,475,656		2,479,796		3,019,323
Amortization		650,878		658,332		1,301,757		1,444,592

		3,512,293		3,445,682		6,753,334		6,703,044

Loss from operations		(3,512,293)		(3,445,682)		(6,753,334)		(6,703,044)

Other income (expenses)
Gain (loss) on foreign exchange – net		2,622		(7,508)		6,833		(12,872)
Interest		61,515		127,188		146,125		194,820

		64,137		119,680		152,958		181,948

Loss before income taxes		(3,448,156)		(3,326,002)		(6,600,376)		(6,521,096)

Future income tax recovery		(260,562)		-		(488,755)		(886,447)

Net loss and comprehensive loss		(3,187,594)		(3,326,002)		(6,111,621)		(5,634,649)

Accumulated deficit – Beginning of period		(36,738,198)		(18,629,443)		(33,814,171)		(16,320,796)

Accumulated deficit – End of period		(39,925,792)		(21,955,445)		(39,925,792)		(21,955,445)

	$		$		$		$

Basic and diluted loss per share		(0.04)		(0.05)		(0.08)		(0.08)

		#		#		#		#

Basic and diluted weighted average number of common shares outstanding		72,760,717		70,280,997		72,760,717		67,079,341

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited)
(expressed in Canadian dollars)

	Three-month period ended		Six-month period ended

	June 30, 2007 $	June 30, 2006 $	June 30, 2007 $	June 30, 2006 $

Cash provided by (used in)

Operating activities
Net loss for the period	(3,187,594)	(3,326,002)	(6,111,621)	(5,634,649)
Items not affecting cash
Amortization	650,878	658,332	1,301,757	1,444,592
Stock-based compensation	325,228	114,061	427,358	329,107
Future income taxes	(260,562)	-	(488,755)	(886,447)

	(2,472,050)	(2,553,609)	(4,871,261)	(4,747,397)
Net change in non-cash working capital items
Increase in other current assets	(32,629)	25,490	(23,577)	(51,138)
Increase in prepaid expenses and deposits	(29,709)	57,520	(261,578)	(177,134)
Increase in accounts payable and accrued liabilities	27,106	408,565	133,223	529,948

	(2,507,282)	(2,062,034)	(5,023,193)	(4,445,721)

Financing activities
Repayment of capital lease	(1,417)	-	(2,785)	-
Issuance of share capital – net of share issue costs	-	893,971	-	12,159,397

	(1,417)	893,971	(2,785)	12,159,397

Investment activities
Acquisition of property and equipment	-	(51,163)	-	(74,945)
Decrease (increase) in short-term investments	3,586,178	1,234,388	5,989,179	(7,556,713)

	3,586,178	1,183,225	5,989,179	(7,631,658)

Increase in cash	1,077,479	15,162	963,201	82,018

Cash – Beginning of period	291,076	304,318	405,354	237,462

Cash – End of period	1,368,555	319,480	1,368,555	319,480